Exhibit 99.1

September 26, 2016

Esterline Technologies Corporation

500 108th Avenue N.E.

Bellevue, Washington 98004

Ladies and Gentlemen:

This letter sets forth the amendment number one to that certain letter agreement (the “Agreement”) between Esterline Technologies Corporation (the “Company”), on the one hand, and the entities and natural persons set forth in the Exhibit A attached thereto (collectively “FPA”), on the other hand, dated as of September 16, 2016.

1. Amendment. Section 1 of the Agreement is hereby revised in its entirety to read:

The Company and FPA acknowledge that the parties are in discussions regarding certain matters relating to FPA’s level of ownership of shares of the Company’s outstanding common stock (the “Common Stock”), and certain other governance matters (the “Discussions”). This Agreement confirms that FPA will not purchase or acquire, directly or indirectly, any additional shares of Common Stock until the earlier of (i) October 12, 2016; or (ii) seventy-two (72) hours after FPA provides notice that the Discussions have terminated (the “Standstill Period”). Any such written notice should be sent to marcia.mason@esterline.com with a copy to brian.mccarthy@skadden.com.

2. All other terms and provisions of the Agreement remain in place.

Very truly yours,

Esterline Technologies Corporation

By:	/s/ Curtis C. Reusser
	Name:	Curtis C. Reusser
	Title:	President & CEO

Dated: September 27, 2016

Confirmed and Agreed to as of September 27, 2016

First Pacific Advisors, LLC

By:	/s/ Leora R. Weiner
	Name:	Leora R. Weiner
	Title:	Managing Director, General Counsel

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